Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: July 7, 2023

T.J. Rodgers Presentation Transcript

June 30, 2023

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Welcome everybody to this update call and thank you for making time on a Friday ahead of the holiday weekend. My name is Adam Gishen and I am one of the sponsors at Freedom Acquisition Corp, together with my business partner Tidjane Thiam, who is on the phone as well, on Zoom here. We are excited to be at this important juncture in the business combination with Complete Solaria. The purpose of the call today is to provide the investment community with the opportunity to hear directly from T.J. Rodgers, who as you will have seen, has been appointed as Executive Chairman of Complete Solaria.

Many of you will know T.J. Rodgers, so he needs little introduction. He is undoubtedly one of the most successful business builders in modern American corporate history. His leadership track record of excellence across enterprises he has managed and invested in, together with the ability to drive value creation speaks for itself. We are excited to be able to work with him and the rest of the executive team going forward. I’ll hand it over to T.J. at this point. When the presentation is finished, we will be delighted to answer any questions you may have. The call is scheduled for one hour and will also be available in replay mode together with the full transcript, which will be publicly filed. With that, I’ll hand over to T.J.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Thank you, Adam. Well, I’m here to talk about a problem so I don’t feel like nearly as much of a hero as you make me out to be, but I have worked on the problem and I’m going to tell you about it. First, I’d like to introduce part of the people in the room. The other ones are part of my presentation. So first of all, Will Anderson, President.

Will Anderson, CEO - Complete Solaria:

I’m Will Anderson, the CEO of Complete Solaria. Pleasure to be here. My background is I started this company along with my co-founder, Dave, and have managed this company for the last 13 years. It’s a pleasure to have merged with Solaria and we are very excited to talk about our plan to go public today. Next, we’ll introduce Brian Wuebbels, our CFO.

Brian Wuebbels, CFO - Complete Solaria:

Yeah, good afternoon everybody. My name is Brian Wuebbels. I joined the company here in February. I’ve got almost 30 years’ experience with industrials, the likes of GE Honeywell and NIDEC, and I also spent the last 10 years of my career in renewable energies, most recently with SunEdison. And I’ll turn it over to Dave Anderson, our Chief Marketing Officer.

Dave Anderson, CMO & Director – Complete Solaria:

Dave Anderson, like Will mentioned, I’m the co-founder of Complete Solar that now recently merged with Solaria, now to form Complete Solaria. I’ve spent half of my career primarily focused on sales and marketing here in Utah Valley and the other half in Silicon Valley.

Will Anderson, CEO - Complete Solaria:

All right, thank you. Back to you, T.J.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Okay. Panorama outside the window, we’re in Lehi, Utah, which is halfway between Provo and Salt Lake to talk about this issue with you.

(Directions to camera man): Can you just do a quick pan? We’ve got about 50 people here. This is our largest site. We’re a startup. The other way. The other way. You did that one before. There you go. Nope. Oh, sorry. No, no, keep going. Yeah, there you go. Where the bodies are. Good. There they are.

So I’m here to tell the troops what they need to do. We’ve already deployed most of this stuff and I want to make you aware of it as well. Okay, I’m ready to rock and roll here.

First of all, this is a special presentation. I already told you the topic. Who are we? We put solar on homes in the US and in Europe. We do EPC.... We do EPC engineering, procurement and construction and also take care of all the insurance, building, utilities, maintenance problems. That’s our one-stop shopping model. It’s very successful. I’ll show you how the orders are coming in, and we’re on the path to achieving $200 million in annualized sales.

A lot of disclaimers. I hope you read them carefully. Complete Solaria, this is the building we’re in Lehi. We’re on a suite in it. I’m on the third floor and I just wanted to show you, I call it a Fab. Now, what you saw was people in chairs and a Fab normally to you would mean wafer Fabrication plant, in my background is silicon. What it really is, is a virtual Fab and I’ll explain that. And it acts like a Fab and it has software like a Fab and we’re treating it like that and using Fab solutions to work on our revenue or line problem we have here.

Okay, so Complete Solaria, halfway between Salt Lake and Provo. If you look at the Lehi area, this is a little solar valley here and this is great. Sunrun, Vivint, a bunch of other companies. This means as a startup with founder shares to give out, we’ll be able to attract their best and brightest and bring them to our company. That’s how it works in Silicon Valley too. I’m going to talk about a slowdown in manufacturing. We don’t have a yield problem, we don’t have a reliability problem. I’m not going to talk about anything this super bad, but the Fab is not running as fast as it should.

It impaired our April and May revenue. We’ve now fixed that problem and I’ll show you that data. We’re on track for a $50 million Q3. That’s the $200 million they talked about in the first slide, and I want to talk about the status of Complete Solaria public company readiness. We are about to go public through a SPAC and public is something I take very seriously and that requires a bunch of work and I’ll show you the status on that. And finally, give a funding request coming really through the other company. They’re the ones running this merger.

The good news is our monthly systems bookings are up by 2X. So here we go back to January, a year ago, January of this year. You see numbers like $7.5 million per month, and now we see over $15 million per month here. That’s a rate of about $200 million per year. Why is that? Our one-stop model works, as I said earlier. Two, net electricity metering, NEM, California thing, ended and that led to a surge in orders in California, which is the biggest solar state and that started in March and it has continued. Reason one.

Reason two, geographic expansions. Complete Solaria is a merger of Complete Solar, which is new to me in Solaria, which is my old company. We like Complete Solaria’s model. We had a broad distribution network. We figured that our network could help them sell more with their superior model and we did a merger and geographic expansion is doing that. For example, their best new state where they weren’t doing business before is doing $1.5 million per month right now.

We made a mistake, a rookie mistake. We jammed all of this into the Fab. You can think of a Fab as a reservoir. Think about a garden hose running 10 gallons per minute and you have a 10-gallon reservoir and you put the hose in it and 10 gallons fills up in one minute. You punch a hole in the bottom and 10 gallons runs out in the next minute. Okay, now replace the 10-gallon reservoir with a 100-gallon reservoir, let’s say a 50 gallon garbage cans size reservoir. Now it takes you five minutes to fill it up, five minutes to empty it down. Twice as much stuff in the Fab, the stuff moves half as fast. It’s just literally like a water flowing a pipe. If you live in Silicon Valley, you know that. You get up in the morning and that’s one of the things you know. It’s one of the scars on your back where you screwed something up in your prior life and you fixed it, but I’m in Utah.

Okay, we overloaded the Fab and that means it’s running below the Q1 rate. So this was the actual rate we achieved. Now, I’m going to talk about as a metric for all parameters, revenue per day, cost per day, cash per day, and that is a five-day week. So basically, these numbers, you take them times 13 weeks times five days per week is 65 days. So, the quarterly number is 65 times the daily number, just to equilibrate you. So, this is revenue per day in thousands. So there’s $589,000. This was Q1. How can you have success, have a Fab that’s the same people doing the same thing go slower? The answer is you jam a lot of stuff in the line and the line slows down. So it dribbles out of the other end slower.

Our Fab now has 2,685 projects in it as of last week, and I’ll use the term WIP, work in process, and that’s too much and I’ll show you why that is. Our Fab is running at about half speed. We have a 286-day cycle time. They do have metrics on all this stuff and their software is pretty good. I’ll show you. Used to run 140 days, that’s not good enough. We need to be about half of that again, but we need to return to where we once were. Low speed equals low output, that’s our problem.

Overloading the Fab is a common startup mistake made when Fabs become Fab limited rather than order limited. Obviously if you have one or 10 or 100 jobs, they all go through your back end and they all get done. What if I gave you 100,000 jobs? Well, the answer is the Fab people would be shoveling every day as hard as they can and the rate at which the revenue would come in would be how fast it could go through the Fab, not how fast you can get the orders and that’s exactly our problem. Like I said, it’s well known.

That’s when I got involved daily. I’m giving experience for myself and other people only relate to solving this problem. That’s what really matters. So I got a PhD at Stanford and I worked in integrated electronics, a Fab. I made transistors and integrated circuits with my own hands for five years. I knew exactly how to do this stuff. I wore a white lab coat to work every day. I did the same thing in American Microsystems for five more years and I lived in their Fab. Then I went to AMD where I ran a product line and learned the business, and I say built, this means built when I was there. So I built Fab one in San Jose, Fab two in Austin, Texas, Fab three in Bloomington. So I understand and the guy who actually built the things... Is Min here?

Will Anderson, CEO - Complete Solaria:

Min is not here now.

T.J. Rodgers, Executive Chairman – Complete Solaria:

The guy that actually built this stuff for me has been here all week and he built Fab four in Manila, which was a SunPower Fab. I personally designed 10 assembly and test auto lines. So these are automated factories with lines that go through. Point is my whole career has been devoted to manufacturing or running manufacturing. I’m talking here about silicon scars. You may recognize this scene from Outlander where the Scottish Rebellion was being put down by a brutal British captain. And when he got done, the guy’s back looked like this and if you ever worked in the silicon industry, that’s what your back looks like. And this one right here is overloading the Fab, which happens to every Fab, happened to my Fab twice in two different companies. So we have experience in the silicon industry in making this stuff work, my point.

So I came in, this is work week... 13 weeks in the JFM quarter, 13 more weeks, 13 weeks in the second quarter. I came in work week 21, which is May, and that started the effort. I’ve been working daily since then. I got named Executive Chair just a few days ago by the board. That means that I can come in and ask people to do things as opposed to go to a board meeting once a quarter and opining as the director, which is by far my preferred task. I’m on other boards and this can only last for a short time.

I’ve launched teams in Fab operations, information technology, quality and public company readiness. I’ll talk about each of them. This memo’s written on 5/22. That’s the day I started, to Will from me, to his guys with a bunch of stuff. How to do things in one memo and quality in running companies right in a philosophical memo that I wrote 20 years ago. I called COO, Mark Swanson on Saturday, May 20th at 10:00 PM Eastern Daylight Time. I was on the East Coast at a friend’s house and they called me up and said, “We’ve got this issue we want to talk about.”

First, a little bit on philosophy. After reading the seminal business book Built to Last, Successful Habits of Visionary Companies, and working for a year with this author, Stanford Business Law school professors, Jim Collins and Jerry Porras, I created a formal written set of Cypress core values. That’s a statement of the beliefs, the company, the people in the company commonly hold. To do that, I traveled to every Cypress US plant and going to places where the company is one of the things I do, and asked employees what they thought we believed in as a company and condense the results into a specification. I’m going to use that word about 40 times today. You don’t know that word. It’s not part of your vocabulary and that’s part of your problem, that I authored update. I updated over 30 times during my career. A small section of that spec appears below with red arrows marking our current failings. So I’m going to show you some slides with my old company, which no longer exists. It got acquired by Infineon in Germany, but how we thought about our work.

So there’s five of these. I picked out two of them and then I picked out subcategories and Cypress people are only the best. You got good people. We tell the truth and don’t make excuses. Well, you tell the truth. I got called on a vacation and I got told the truth and don’t make excuses. You like excuses, doesn’t matter. There are no excuses. Stop making excuses. Don’t waste three minutes talking to me, making an excuse, having me attack the excuse and going back and forth, which I find highly frustrating. Start out the talk with, “We screwed up.” Okay, what’s the problem? “Yada yada.” Okay, what are you going to do about it? Then you talk some more. That’s how you deal in a public company, have to deal.

So I’m talking about don’t make excuses. We value knowledge, logic and reason. You have an academically oriented management team and we can talk science with you. We admit to and solve problems quickly. The admit to is true. There’s never anything that felt been withheld from me and that’s not true in most startups. Most startups, they’ll have a problem. They hide it until it bulges out, you can’t hide it anymore. And solve problems quickly, not true. So you have to have, like I did when I got in an airplane and left my family in California today to come out here and talk to you, a sense of urgency when there’s a problem.

So these two things need to improve on the culture side. In this case, I said we choose Cypress wins over looking good. Yours would be we choose Complete Solaria wins over looking good. Meaning looking good is, “Well, it’s not my fault. I did a great job. Tell me I’m good,” the competition trophy thing I told you before. I’ll ask the question again. How many of you were born after 1982? Most of you. You are called millennials. I am not, in case you haven’t figured that out. I’m a baby boomer. I was born in 1948 and we did competition. I was on two state championship football teams, one of the highlights of my entire life, and I always liked competition and I always worked hard to get as good as I can. I didn’t always win, but as good as I could in every competition.

In the millennial period, you have your eight team softball league in third grade. Your team comes in eighth and they don’t say, “Well, if you actually hit the ball better or if you practice more...” They say, “Well, you tried real hard. Here’s your trophy for eighth place trophy,” and that needs to go away. So talking up each other, feeling good about it. You shouldn’t feel good when you’re not doing well. You screwed up. Okay? What are we going to do? We’re going to do this and that’s why I’m here today because if you don’t realize you have to have the attitude, you won’t put the energy and thinking into fixing problems, which is what I’m going to talk about.

We follow the spec or change it. If I had a large arrow, you notice by the way, that arrow’s different from that one? These arrows run a 25-year-old document and I put that arrow just for you because for this meeting we follow the spec or change it. When I started Cypress, I had a bunch of Silicon Valley people who, like you, didn’t embrace quality as a way of life and I’ll explain what that means later. And I couldn’t, in these core values, write down something that’s phony. I didn’t want somebody in the back of the room elbowing the person next to them saying, “Listen to the bullshit the old man’s saying now.” I had to say things that were true and the strongest statement I could make when I first wrote these core values after working with the profs was we followed spec or changed it.

What does that mean? We had a young company, we had people from Intel, Mostek, AMD, Fairchild, we had a bunch of different people and every time we ran in the new problem, like loading a Fab properly or bringing out a product on time, we all had ideas and we’d all sit down and talk about how to do things, write it on a whiteboard and then we would document that and that would be our spec. It was best known practice, BKP, best known practice, and we’re lucky because we had people from all over. One of the things you don’t have is we’re not in the middle of a cauldron where there’s no other company representing more than a few percent of your population and a lot of different opinions. That makes companies stronger. That’s one of the reasons Silicon Valley is Silicon Valley.

So we’d do a spec and then we’d move along. Things would be fine and we screw up, and what do you do when you screw up? You admit you screwed up right away. You fix it right away and then you go back and say, “How did our spec allow us to do that?” We brought in good people, we trained them on the spec, but we screwed up. So then you change the spec and when your spec gets up, rev, A, B, C, D... Rev N, about to rev N, then your spec is bulletproof. It really does work. It really does wipe out a lot of problems and if I could tell you here, one thing you need to do is create specifications for what you do. Make them as perfect as possible and they won’t be perfect. And then every time you have errors in the future, and if you’re not making errors, you’re not working hard enough, you’re not working on anything hard enough. You’re going to make errors. If you’re not making errors, then like I said, not good. You go change it when you do make errors. All right?

Now this one, turns out I didn’t write in for 15 years, but after 15 years of hammering on quality in my company, I could finally say the standard platitude about quality, and that is our standard is zero defects. And that was really true when I finally wrote it down and I left the old one in there and I always pointed out to people how we started and then we got rid of our gill screw legs and walked out of the pond and this is where we ended.

Okay. As you can see, the simple clear words above reflect deeply held beliefs, unlike the platitudes found in many corporate mission statements, such as, “Our mission is to make the world a better place.” You work on that. If you want to have a proper place in our society, make things that people need, make them with zero defects, sell them to them for profit because they’re willing to pay more for what you made because it’s worth more than what it cost you to make it. Okay. By the way, I got this thing redacted because it’s full of a lot of stuff I don’t want to show to the world.

Okay. Obviously, my full analysis of this situation would be at this ends, would be a rant. I’ll get pissed off later, but right now we need to fix the problems is how that one ended. The next guy brought in and he’s been here all week and I was hoping to introduce him today, but he is gone back to his home in Texas. He is Minh Phan. Look at the face. There’s a little bit of a smile, not that much. The eyes, straight into your eyes. This is the guy who knows what he’s doing and you listen to him. Yeah, who’s met him since? Okay. He’s a great guy.

By the way, he’s the number one manufacturing guy I’ve ever met in my life and the way he works is he works at the worker level. See, most times when you do something it’s not right, it’s because management didn’t spec it and train you, and then it didn’t get done right or it got done differently by two different people. So by the way, corollary, all quality problems are management problems, period. And that’s how I view it. He comes in and works at the worker level. “What are you doing?” How many got questions from him to figure out what you’re doing when you were talking to him? All right, he ran Mostek, which was the American company that made the dynamic RAM as we know it today, didn’t invent it but brought it to market.

Mostek through two spinouts is now called Micron Technology out of Boise. You know them, right? He ran Cypress Fab two, Fab three. He ran our assembly and test plant in the Philippines. He built the original SunPower Fab. So SunPower was a solar company that started in the late 90s and came public in 2005 and was worth $10 billion, and it’s an important American semiconductor company. I was the Chairman of SunPower when it went public. My company, Cypress owned them or controlled them. So he built their Fab because I called him up and said, “You need to help these guys build a Fab. They’re a startup, they don’t know how to do it.”

He turned around Cypress Fab three. Okay, I have a Fab in Bloomington, Minnesota. It has a morale problem. The numbers are going down. I’m missing my quarter. So I call him up in Manila, he was in Manila, “You need to come to Bloomington now,” but I’m just doing this. I’m just getting my yield done. I’m not sure I can leave now. I said, “Now.” So he got on a flight and there’s direct Manila to Bloomington Airport on Northwest Airlines. He got out of the airplane at 4:00 AM. He went to the plant at 4:00 AM, didn’t go to a hotel and relax. He went to the plant. He walked in with the workers, he always talks to workers, and, “Who are you?” “Oh, I’m the new etch guy.”

So he walks in and talks to them for a few hours. Later that day at the shift change, which is noon, all real manufacturing plants run 24 hours a day, seven days a week, 24 hours a day and they’re organized in four shifts. Week, weekday, weeknight, weekend day, weekend night. That’s the bad news, and those are 12-hour shifts. The good news is the workers on any shift work four days, one week and enjoy a three-day weekend and they work three days the next week and enjoy a four-day weekend.

So the deal for them is, “How’d you like to work hours, get overtime and you get overtime past 40? And there’s 40 built in. It’s built in overtime, earn more money.” And they have long weekends, then they all vote for it. It’s very popular. That’s the way plants and Silicon Valley run. Unfortunately the people you work with, your Fab contains people all over the United States and you have to call them. Somebody has to be on the phone. So we’re not going to get there, but just remember, there’s 24 hours on the clock and those are all opportunities for us. I’ll come to that point later.

At noon, we had the shift change. We had week and day and weekend night in one meeting. So we got to talk to half the company and he walks up on stage and they go, “Isn’t that the new etch guy? What’s he doing up there?” And he said, “No, he’s your new boss. He’s running the plant.” That’s what this guy does. He’s helping you. I talk to him pretty much every day. Here he is in one of your conference rooms. He likes working with small groups so he can really interact with you, using the whiteboard to work on. I don’t know what this was.

So I got the call on Saturday night, worked the weekend and started there. He got the call on Friday night and he came here and worked Saturday and Sunday. He likes being in a place on the weekend, see who comes in, talk to them, “How come you’re in here? How are things going?” This is what he did. This is a report he wrote to me and you can see it’s critical task learning, finalized daily revenue memo, finalized daily report, reports that everybody needs. So he is putting in infrastructure and it took off. So he came in here. You had the best week of the quarter here and you broke through the run rate. If you’d have had this run rate every day, you’d have blown away this quarter, not missed it. So now we know it can get done. There’s nothing wrong with the product or the quality, we just have to organize better.

And then you went and set another record the week after that and another record you’re setting this week. This is Friday so I’m quite sure this week will be a record. We have to count the rest of today and tomorrow. Okay? And we know why things are better and I’ll show you part of it, and we can maintain it and that that’s the good news. It’s difficult to win when you’re tired and you’re looking up at this 8,000 foot mountain and somebody says, “You have nine minutes to get to the top.” You can’t put out the effort, but when you’re winning and you see things happening right, then you can say, “I can do that,” and I’ll show you what you have to do later.

Okay, chicken scratches. The next thing I did was I dug into your Fab flow. So this is a computer document you have and this shows when an order comes in, goes to special things, goes through the different legs and comes out it, and each of these boxes is a step. So it’s like in a Fab analogy, a machine comes into an etcher, gets etched, goes out of the etcher. Okay, my notes were this. First of all, this virtual Fab has the same organization and operating principles as a silicon Fab, and it’s not even... The new silicon Fabs, you look down an aisle, you’re looking at a 100 yards, no bodies, robots.

But back in the 90s, there were people still working in Fabs and how you organized them to be efficient was important and we all know that. First thing I saw, I said, “For every one of these boxes, I want a WIP report. Where’s our material?” I fully expected not to be able to find that and I was surprised. You have WIP reports on every box. Great, now we know where the stuff is. Second thing, I looked at the box and that was all there was, and most of you know, we call it tribal knowledge, what to do. Maybe the new guy doesn’t know so well what to do. Maybe you get forgetful sometimes and don’t do everything you did in the last one. This is where quality problems happen.

Therefore, you need a specification that writes down what is supposed to happen in that box. I don’t need to explain that in detail, and you’re going to get them and you’re going to be trained on them and you’re going to have input into what they are. First of all, you have quality assurance coming in. So for example, if somebody hands you a package and said, “Go put solar on Joe Blow’s roof in Ashtabula, Ohio,” your first thing is, “There’s no signature on here, I won’t do this.” Click, it’s on hold. So you have incoming quality that stops quality errors upfront. Right now they run through the line and they’re plugging up the back of the line.

Secondly, you have QA in the output. So you sign off, “Here’s my checklist from the one point spec. I’m supposed to have eight things. I’ve got all eight things. I’ve got all the signatures I need.” You initial it, “I’m responsible,” and you send it on. So I’ll show you what we’ve done on this so far. And the third thing we need is Kanban, this Japanese term, they know how to manufacture. And before computers controlled everything of Fab, they ran Fabs extremely efficiently. Just people and machines. Think of these as three boxes in a row where material or paperwork moves from box to box to box.

Okay, let’s suppose this box is real fast, it’s five minutes. So these little dashes are places where inventory can be there. Inventory being a packet that you’re processing. All right? So it’s empty. Now the one before it is a 100% full. All the Xs indicate there’s lots and you have a given number of lines that you will not have more than that. And when you hit that point, you shut that down and you go to this point and you say at QA in, “I am full, do not give me any more boxes.” You shut down the input to your step. That goes to the step before it, which then starts accumulating Xs. Now, I had this step being spa. SPA as you know is your order in a contract. This would say you shut down contracts. We’re not going to do that, but we have to figure out with the extra orders we have, how we don’t dump them into the line and plug up the line and we’re still working on that.

Anyway, you need a Kanban. This is not rocket science. Today, you can buy off the shelf packages and it’s one of the things we had to decide. Would we use Heliotrack or buy a professional software package? And the answer was Heliotrack isn’t that bad. You’all know how to use it. The screens aren’t that bad. We’d rather fix it than change it, and that’s what we’re doing right now. Second page by the way, see, I had to cut it in half so you could read it. So I cut it off here and then this stuff comes in here, and then I added up the days and the days were 23 to 72 days cycle time. Okay, well, your actual cycle time, meaning the time from the thing contracts get signed until the time you get cash. It’s 286 days, way too long. Customers don’t like it.

That’s four times the 72 days. The biggest number here and a rough-cut estimate is twice you slowed down by a factor two by overloading in the Fab, and you slowed down another factor two by quality problems. Packages that aren’t perfect, they get moved to the next step anyway and then they hang up there. I’ll show you more on that later. So this is a high level description of the problem. So you bring in somebody who knows about it. Arnaud. I got a little bio for him. He’s from Silicon Valley. Ecole Polytechnique is his school. Who knows Eco Polytechnique? What is it?

Speaker 7:

It’s the French equivalent to MIT.

T.J. Rodgers, Executive Chairman – Complete Solaria:

That’s a great answer. It’s the French equivalent of MIT. Our buddy here went to MIT. Will did. If you ask French people they would say, “MIT, where is that?” I’ll talk more about it later. He’s worked on Perovskite solar cells, Applied Materials, a flagship Intel quality company in Silicon Valley. He’s been a section manager in a Fab in France. That’s where he learned the silicon business. Maxim is an important Silicon Valley company. He’s worked there on process integration and he spent a decade working on semiconductor lasers, coherent radiation in Silicon Valley. So this guy knows all of that stuff I’ve been talking about and that’s why we brought him in because we need to learn now. So he came in, lays out the process and starts talking to people just like Min, “What does it look like?” These meetings will continue forever. They’ll be more intense in the beginning while you’re creating.

This is a spec. This is a real spec from your company and it shows your flow. And one of the things that amazed me is you think, well, how hard is it to sell solar panels? Well, the answer is it’s pretty hard and pretty complicated and there’s a lot of ways to screw up. Okay, so it comes in, you get a contract, this is the contract. I was amazed to find out that for all the things that come into the contract step, you have a 97% yield, right? That’s pretty amazing actually. So they want your stuff and they sign that contract. So this is not our problem, getting stuff in.

Then you go through design phase. Here we see design prep, design itself, design approval by the customer, etc. Then you divide down into three tracks, actually four. The financial documents track with the company, with the package. You get approval from the utility, you buy the equipment, whatever they’ve ordered, battery, no battery, black panels, generic panels, whatever. And you got to get a building permit. And of course, that’s an immensely complicated problem because you sell all over the United States. So all kinds of stuff there.

This all comes back together and you install it and you do the final inspection and you do post-install QA. So here’s where you’ve got yourself installed panels and you’ve looked at them and they meet the quality spec. That’s when you get revenue. Now, you’ve got to get a sign off or you got some financial stuff, you’ve got to get the bank to sign off, you’ve got to get the customer to sign off, you’ve got to get the utilities sign off. So you’ve got all the stuff you’ve got to do and at that point then your banker, the guy who loans money to your customers pays you. So there’s the delay between revenue and cash. This is one of your problems. I’ll talk about it later.

All right. Not a bad flow, understood, but you need to put it in a computer. This guy is Alan Hawse. He does IT guy. He does specs, technical memos and manufacturing execution systems. He lives in Lexington, Kentucky. He’s an MSEE from Georgia Tech and he was the VP of Information technology for Cypress, and he’s now the VP of Information Technology for Enovix. Good old boy. We used to laugh, we’re in California, right? We used to laugh because usually right about back there he had an AR-16 leaning against his bookshelf... AR-15 leaning against his bookshelf. He’s smart and he knows what to do. At Enovix, he developed spec in memo systems, which Enovix since I gave them a lot of stuff when they owe me, Enovix said, “Sure, go ahead and use the systems fellow startup.” So we’ve got the systems, he invented them, he specked them and he’s helping to transfer them.

Okay. This, oh dear, oh dear, got put out of order. Okay, I’m going to go back. This is a one point lesson. So here if you have design approval, it says what the input criteria are for quality, what the output criteria are for quality, what you do and what equipment you need. And this is the equivalent of the simple box with just the name on it before and I’m going to show you the other ones. So here’s the one for ordering equipment. Here’s the one for approval of design from the customer. It’s got a lot of stuff in it. Here’s the one for homeowners association. So I didn’t show it, but you want to talk about making things complex.

Sometimes your orders, if a person is in a homeowners association, you have to create a special package, you have to get insurance. Sometimes in Florida you have to get power of attorney so you can sign a building permit. In Florida, they won’t let a person who doesn’t own the home to take the building permit. And sometimes the roof’s screwed up and you got to go in and fix their roof before you put the solar on it, otherwise it’ll leak and they’ll blame the leak on the solar.

All right. So there’s other stuff you got to do. Homeowners Association, getting your permit and then the big one, install complete. So this thing has a lot of stuff that’s got to get done before you can launch it. Repeat, a lot of stuff that’s got to get done before you launch it. Who knows what an andon cord is? Andon cord? It’s a Japanese term. In Japanese factory, there’s a cord that runs around the plant. You’ve seen it on movies where the bad guy’s in the subway in New York, he pulls the cord, the brakes go on, the sparks come off the wheel and then he jumps off. That’s the andon cord, except they have it in factories. And in Japan, the workers have much more power than they do in the United States. So it’s one of the things, we want to empower you to do it right. And the workers have this cord.

Okay, the Toyota line in Toyota City is I think a 104 steps and the cars move every 58 seconds. Okay, and there’s five cars in a grouping. You think about five cars per minute times $20,000, and you shut that thing down, it’s immensely costly. America, they don’t shut them down. They start running the cars out into the parking lot until the parking lot fills up, then they have to go fix them. That’s not what you want to do. So in Japan they pull the cord, the line stops. And in the middle of the factory are the managers. Their job is to help the workers and they rally when they see something shut down and they go to the spot where it’s shut down. And by the way, they shut it down for nitpicky reasons. Some screw is cross threaded and there’s a problem.

Managers are there. Managers do corrective... Not corrective action, but they try to contain the problem, means solve it temporarily right there. 80% of the time, even though it’s one minute between stops, 80% of the time they actually get the line never stop. When you hit the andon cord, the line doesn’t stop then. It stops at the next step and that’s when it stops. And 80% of the time they can solve the problem before it goes there. That’s world-class quality and that’s Japan. And they’re actually going to throw out the guy at the head of Toyota who’s one of the best manufacturing people who walked on the face of the earth. Some bullshit fund is going to try to vote him out of office because he doesn’t meet their requirements in the new wokey left finance world.

Anyway, stop raving. Output, this is your stuff, you do this, this what you do. Now, this is the one point lesson, but underneath that is a spec and that spec has got pages and it’s got sections and it’s got definitions of terms, quality control of the inputs, list of outputs to be produced, steps needed to perform the task. I saw these screens when I was walking by today. What your screens look like, what you look at. Will wrote the spec, and here it is. And then at the end, you have to prove you’ve done it to the bank. These banks are not going to have a bubble. They want what are called bankable solar installations. And if they’re not perfect, they won’t sign off and they won’t give you the money.

So here’s a picture of a job. This is visible. Why? Because there’s the guy’s address. So now this is proof positive, if anybody ever goes to court, that that’s where we were. Bad picture, has no address. Good picture, shows the layout. Bad picture, cuts it off. Good picture, shows what equipment’s in the garage. In this case, we have microinverters. So there’s one inverter on each panel gives the serial numbers. These are tabs you pull off for every microinverter. And this means the banks are given. To do their job and do it right, they’re given a package which they can say, “We did the job and we did it right.” So the guys’ claim it never worked is wrong.

Okay. We have to create one of these for every box and that’s going to take us a while. That’s what Anaud’s working on. Okay, so what happened? I showed you already that we took off. This is the same graph, except I’ve got days. So in the beginning, the first 10 weeks of the quarter we were miserable as an average and that is going to cause us to miss this quarter. Then we took off. Well, the question is, and then what I’ve done here is I looked at work week 24, which is good, better and better yet, and I averaged these three weeks together and these three weeks average a million dollars a day.

So now I know you’re capable of doing it. Even if you have a crappy week and you know that. I notice you never worked on Saturday and I notice you are now working on Saturday, big deal. We obviously will pay overtime. We will eventually hire people who want to work on Saturday. Maybe a student who’s got two jobs and wants to pick up some money on the weekend. We will find a way to staff this. We’re not saying come in on your own, but real factories run not just eight hours a day, five days a week. And this is a forecast for work week 26. And like I said, we already know that we’ve already had three meetings on this one. This is Friday and that’s the forecast for tomorrow. So this number is pretty much in the bag.

Now, I got to stress, the lawyers will have me stress, these are not audited results and we have Deloitte for auditors and they’ve been auditing us now for how long?

Will Anderson, CEO - Complete Solaria:

Year and a half.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Year and a half. So they’re all over us. They’re all over our books and that’s required to become a public company. And they sign off and they have done that and I’ll talk about that later. So we had our first almost million dollar day in workweek 24, two weeks ago and we’ve had $6 million days since. Our projected daily revenue this week will be $1,200,000. And do a simple calculation, a million dollars a day times 65 days per quarter, 65 million per quarter. That’s a $65 million rate plus you have to add on panels. We have a second business run out of San Jose, which is selling panels to people and that business is about a third of the size of year. So it’s another 30% added on here, but this is about your business, these slides.

Okay. So this says you can do it. So then the question is what do you do for Q3? And now I’m going to tell you what we need from you in Q3, and I would hope this thing get hung up and somebody draws in little bars every day and when you’re on your way out, you look at it. And if the bar’s too small, turn around and go back in. Okay, if you did $1,035,000 a day, we dropped that number by 20% to $818,000 a day. We said we’d like them to have some breathing room. We’d like them to screw something up and not have it show. That’s by the way, forecasting perfect results is a classic way to disappoint the street. You back off. You sandbag a little bit and then you make your numbers. That’s the way it works.

So we moved it down to $818,000 a day and then we did a plan. There it is. So you can see there’s the 4th of July, there’s Labor Day. So we’re going to take those off. We’ve got a modest Saturday of work and this would be a crew of how many would do this? Rough cut?

Will Anderson, CEO - Complete Solaria:

10.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Okay. And you guys can shift off on it and it’s a way to pick up some extra money, and we never have to do better than we’ve already done. This little spike right here in this light green color is their other business in San Jose. So this spike is only because in San Jose, they’re having a container of panels come in and they’re selling a bunch of them at one time. Relative to your work, this thing is... You’ve done it before. If you add up the numbers of a daily plan, it’s $53.2 million. That’s not the forecast. Repeat to investors, that’s not the forecast. So later in court when they replay this thing, it’ll be there. I will give you the forecast in a minute.

Now we’ve put this thing into weeks. So here’s the last three weeks, 788, 1,072, 1,244. Here are the weeks. There’s the week where you lose the 4th of July. There’s the week where you lose Labor Day. The rest of those weeks are less stringent than the last two weeks you did. This is doable, it’s not sprinting. And the number we’re picking is $50 million. So you had a bonus program last quarter. Didn’t pay, and this bonus program is designed to pay and we’ll start paying at $50 million and we will give you the full bonus, a 100% bonus of 52.3. So that’s the bogey, use the Wall Street term, for the quarter. And the upside of 52.3 is safety for us so we can make our number.

Okay, last point. Nagging issue, daily cash collection. This is due to quality. So we’re collecting about 600,000 bucks a day in cash and the reason is quality. Thing gets to the end, the bank doesn’t see a signature, you can’t have the money, then you got to go back and get the signature. Oh, that guy quit. And you can take days, even weeks on some of these quality problems that have to be eliminated. The way you don’t have a quality problem is you have a checklist and you make zero defects on that checklist.

Here’s your quality guy. Name is Jeff McNeil. He’s on the end. Jeff McNeil was Cypress’ Worldwide VP of Manufacturing. Then he went to Enphase, followed one of his friends from Cypress to Enphase. He was their Chief Operating Officer, 2020 to 2022. During that time period, Enphase was the fastest growing S&P 500 company. When I went to Enphase, they weren’t on the S&P 500. As a matter of fact, they were out of money. Now they’re on the S&P 500 and he had quality working for them. When he came in, microinverters were 20,000 defects per million. So out of every million shipments, there are 20,000 bad ones. Now they would replace it, but think about that for your installer. They go out, they take a crew, they put it in, you turn it on and you got a dead inverter. So you go out another day and don’t do another job. So your installers hate that.

That’s why Enphase has taken 85% market share in the United States. They killed their competition, SolarEdge because SolarEdge isn’t as good at quality as they are, and he was running quality. He’s going to work with you not to work on the quality problems you have. You know better how to solve them than he does, but how to manage them as a process.

Okay. This is Enphase Energy. This is stock graph, this is the history. They called me up and said, “We don’t have any money. You have to give us money. We’re running out of cash.” I came on, we got a new COO, Badri Kothandaraman, and then everybody knows the story. Actually, this is an old slide. They’re worth more than that today. So point here is this is quite possible to happen for a company that needs cash.

Okay. Fab work in process, WIP. So here are your steps. Design, homeowner association, installing audit, permit application, installing, final inspection, PTO, permission to operate granted. Revenue comes here, cash comes there. You notice all this. This is the quality problem where stuff you’ve made and paid for is lacking a signature or a proper form from getting our money. That’s why we got to get rid of, point one and two. We have to make sure it never happens again. How many of you have actually passed through paperwork that you said, “Look, it’s not perfect, but we’ve got to make revenue.” There are only two honest people in the room. Bullshit.

Okay, thank you. So that’s got to change and you pull the andon cord from now on and you’ll have the right to pull the andon cord. By the way, my phone number... Oh, I’m on television. I will give you my phone number later because I do not want... You can call me and you can tell me, “I just passed on a package that I was forced to pass on that I didn’t think had... That I thought had defects in it,” and I will fix that problem for you. You call me.

Okay, so here’s where Jeff comes in and we’ve got 25 million bucks in AR. Right now we’re going to sell stock to raise $25 million. I’d rather collect the money we’ve already paid and put on people’s roofs. And then in the beginning of the line, going all the way back, we have $38.4 million in revenue. So the good news is they ask about making the third quarter, which begins next Monday. Well, the answer is all of the stuff’s already in line. Bring it out and you’re done. It’s not hard. You know where it is. You got good software, make it happen. And if you can’t make it happen because something’s blocking you, start griping to your boss.

Okay, conclusion. Doubling orders swamped our Fab for the first two months of Q2. That’s our fault. We didn’t have a kanban. Our Q2 revenue has suffered due to bloated cycle time. That’s our fault too. The line is now running well with upgraded systems installed by managers committed to making the quarters. Sometimes you think, “Well, we’re making the world a better place and carbon dioxide’s coming out and sometimes things happen and sometimes they don’t,” and that’s not right. You got to make the quarter, period, end of discussion because that’s what you’re going to be held to. And by the way, it’s not Wall Street bad guys. They’re being every bit as moral as you are. They invest money for people who are retired. That’s what they do primarily for a living. People put their retirements in the funds in Wall Street and the Wall Street guys put it into companies they think will make money. And if you’re not making money to help retired Americans have a better retirement, then you’re not pulling your end of the deal.

So being mean to you is they’re not being mean. They’re doing what’s right, what our system says they should be doing. The line is now running well with upgraded systems, installed by managers committed to making the quarters but not yet committed to quality as a way of life. This is a journey. I took the journey. It took me actually a couple of years to really get it and then it took me the rest of my career at Cypress to really understand it completely. We have the orders and expect revenue to be $50 million in Q3. And by the way, we got more orders than that, than our rate of orders coming in is good. So you’re going to be busy. Who has heard the phrase D-I-R-F-T? What is it?

Speaker 8:

Do it right the first time.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Do it right the first time. Do it right, do it once. Pass it on, go on, make some more. Don’t back and forth and “Oh, I hope this and that.” If it’s not right, pull the cord right then. Our break-even revenue’s about $80 million per quarter. So we’re getting close to generating profit in the company. We’re an American company. If you listen to our president, he wants more American companies. He wants to make things here. If you live on the coast, you admire the people. I’m from Oshkosh, Wisconsin in the middle of the country. The flyover states that got it right pretty much. And where I live, California is... It’s a beautiful place and I just don’t turn on the television or the radio or spend a lot of time out of doors. But other than that, okay? So you’re where you ought to be. You’re doing the right thing and people want you to succeed and we’re committed to Utah. If I can’t make stuff in Utah, I can’t make stuff. It’s my fault.

Okay. About the SPAC, and this is a few sentences from SPAC management. The SEC has just approved, and that’s called S-4, as a merger document, effective means go ahead and do it, our merger with a Freedom SPAC. We don’t run the Freedom SPAC. I will introduce you to the people who do in a minute. Our post SPAC equity value will be about 380 million bucks. So all the stock in the company will be worth $380 million at the end of the deal. Right now, your stock, the internal stock in the company is worth $225 million. Frankly, could have been better, but it’s in a place where it can go up. Our revenue allows SPAC investments to scale with us unlike pre-revenue SPAC. My SPAC Enovix, the battery company has to talk about making batteries for a year and a half before they actually made anything.

You actually make stuff right now. All you got to do is make it with zero defects and ship it, and that means your value will scale as your revenue scales. And the SPAC is offering significant incentives to SPAC investors. They’ve thrown in 3.1 million shares to lower the cost for investors. Now, that’s beyond the scope of this meeting, but I’m just telling you, the SPAC guys want this deal to happen. Here they are. Two SPAC officers will become our new directors. That is, they will add to our board. Tidjane Thiam is also, now you understand why it’s making a big deal for Ecole Polytechnique, and he told me, “I’m glad to see you’ve got a COO from a good school.”

He was the President of Credit Suisse for five years, the President of British Prudential Insurance, the progenitor of American Prudential, and he lives in Paris. So we have connections, investors, markets, deals that he can help us with. The other one is Adam Gishen. He’s the President, he’s the Global Head, was the Global Head of Investor Relations for Credit Suisse. Investor relations are critical in today’s world. When there’s 5,000 companies they can choose to buy, you want them to buy yours. You want them to like you. You want them to like your product. That you pretty much got. Then you got to perform, and that I think you can do. You’ve proven that. He’s in London, also a Managing Director at Lehman. He’s in London. So these guys are big guys that’ll help our board. This is some information they gave. I just threw it on the slide. So if people are reading this thing, they can get that information.

Okay. What do I want you to do? To management and employees, first of all, I had dinner with him last night. He can’t be here because he’s got five grandchildren from two of his children at his house and he’s babysitting while his kids are on vacation. So he couldn’t come. He was the Chief Financial Officer of both Cypress Semiconductor and SunPower. He created SunPower’s formal financial infrastructure. He managed the SunPower IPO. He’s the Chairman of the Audit

Committee. The Audit Committee is the part of the board of directors that makes sure your finances are kosher. And they review the CFO and the finances of ON Semiconductor, which is the multi-billion dollar chip company, and he was a board of director of the SPAC, happens to be the T.J. Rodgers SPAC that acquired Enovix. And I can tell you, I’ve been through this drill I’m doing before. I’ll show you in a second.

To you. The company’s problems are your problems. Do not tolerate them and you don’t have to. When you commit to do something, do it as a matter of personal pride. When the group, and this is one of the things that irks me the most, what fraction of the time I’ve been surly with you were about telling me the group is working on it?

Will Anderson, CEO – Complete Solaria:

68.2.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Yeah, you’re right. Two-thirds at least. So when you do something, say, “I will do it,” then you do it. It’s one of the biggest things is that well, the group is working on it or we’re working on it. Then of course, each of the we’s thinks the other part of the we’s are working on it. Nobody works on it. Everybody gets busy and it doesn’t happen. That’s not okay. I received a Stanford PhD and still didn’t know anything about quality until Japan Inc. literally almost put my chip company out of business with better quality. And then I went in the crash course on quality. That’s all I did for half my time for a year, two years, until I understood the principles of quality, and I’m going to help you too.

Today, you’ll see my 1986 quality lecture that launched Cypress. So we were getting killed by Japan Inc, and I studied up and I gave a lecture like this one, 1986, a long time ago. I’m going to show you half of it today and I’ll explain, and it is, what is quality? How do you know you’ve got it? What does it mean not to have it? Defects? And how do you improve quality? And this is at the level of what do you do in your job, not theory?

Embrace memos, your documented personal contributions. When you do something, when you see something wrong, when you think we can improve. When you’ve got something done for a week, write it down and hand it into the memo system. Who’s put a memo in the memo system? Okay, few hands. Where’s Ida? Where?

Will Anderson, CEO – Complete Solaria:

In the back. Ida?

T.J. Rodgers, Executive Chairman – Complete Solaria:

Oh, so we had that discussion today, right? I’m going to get a report on memos and specs and who contributed every week, every week. Okay. You cannot become a great company without embracing specs and memos fully. Neil Armstrong left his footprints on the moon. Say what you do and do what you say. It’s a great phrase. Here, by the way, is Enovix. They had a crappy quarter. I came in on January 3rd, 2023 and gave my talk and proceeded to drive the stock down by $5. In that case, I didn’t tell them, “We screwed up for two months and we’re back on track.” I told them, “We screwed up and we’re working on it,” and we did. And you can see what happened. That dot was yesterday.

And by the way, during this period, the loving shareholders shorted $30 million of our shares to add onto the weight, but they fought their way through it. And yesterday the dam broke because if you sell the stock and don’t own it anymore, you’re obliged to go buy it back to pay it off. And if you buy it back at a higher price rather than lower price, you’re screwed. I was drinking champagne last night on that one.

First, this is Accounts Receivable Quality Report. Not going to go over it, but at the step 1,200, permission to operate, here’s our problem. 17% PTI delay, expired financing. When you take real long, the other guys have clocks on their offers. New homes, don’t know that one, don’t want to go into it. Final inspections, 55% of projects reschedule or fail. Final inspections, documentation incomplete, late note shows by the inspectors, customer reschedules, inspector reschedule, construction defects. So here’s the list of those big bars and that WIP graph I showed you and the reasons for it and the quality effort is simply to take every one of these and snuff it, make it go away.

I read something to you. Nothing of those isn’t eliminable. Now, who sees the quality defect on the slide I’m showing? And by the way, this is to me from your CEO. Who sees the quality defect? Ida, what do you see?

Ida – person in audience:

To be honest, I cannot see without glasses.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Okay, so she works with the president. She’s had an attack of blindness right now. Anybody else?

Speaker 10:

I see a blank box to the left of the logo.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Boy, okay. Yes?

Speaker 8:

It’s an email, not a memo.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Yes, thank you. After all the lecturing about memos and specs, he sent me an email on an important thing after we’ve been working on it for a quarter. So when the leader doesn’t lead, then that’s why none of you answered the question. This should have been a memo and when I get done with him, he’s going to send out a memo. Memo, Will, number 1809 to my daughter, subject, happy birthday. That’s how to look. All right. Questions? And this can be questions outside, inside. Actually, Adam’s going to control the questions, right?

Adam Gishen, CEO – Freedom Acquisition I Corp.:

Yes. Okay, I’m going to kick one off here, T.J. if that’s okay. You’ve stepped into a role of Executive Chairman before you showed Enovix for one. How does Complete Solaria compare to those other situations that you have stepped into? Where is the company in its evolution versus some of those other situations?

T.J. Rodgers, Executive Chairman – Complete Solaria:

Okay, Enovix had yet to ship its first battery, but that wasn’t a problem. They went public because they had a great battery and the world wanted batteries and they paid for it. At the time, we had the meeting that wasn’t so good. They were supposed to ship their first batteries and they didn’t ship it. So our problem is we’re supposed to ship it and we’re shipping less than we should at a rate lower than it should be. Their problem was you’re supposed to turn it on and it didn’t turn on. At that company, I didn’t show the data, but at that company I was... By the way, I’m not a cowboy. I make measured decisions. I worked with that team for eight years and at that time, I decided they didn’t have the discipline and quality mentality required to run a public company with changed management. So that was that one. That’s not a direct threat, sort of.

Okay, so we’re going to show you this stuff. This has been done before. This is easy. Not easy, it’s difficult, but it’s obvious and it can get done. And he works his ass off. I call him seven in the morning. I call him nine o’clock at night and he’s working. He’s here doing what he needs to do. So you guys got an advantage on shipping revenue. You guys have an advantage on a product that is a good product that people want. I think it will be easy... Okay. You don’t have as much sex appeal as advanced lithium ion batteries. Okay? But you’re a little more blue collar but you’re actually running. So I call it a wash or a slight advantage for you. Just make it run, right? It’s there.

Adam Gishen, CEO—Freedom Acquisition I Corp.:

Okay. Another question here around your view on the outlook for US residential solar for the rest of the year and 2024. How do you see the market here? And is there really... Because there’s been plenty of worries about slowdown, et cetera, how do you see the market for the rest of the year for this residential product?

T.J. Rodgers, Executive Chairman – Complete Solaria:

All right, let me get up a graph. I’m going to waffle on the answer because I don’t know. That’s going to be the bottom line. I am on the board of three solar oriented companies. These are the strongest bookings of any of my companies. Enphase is growing very fast, but their rate of growth is lower than it used to be. These guys are growing amazingly fast and there’s worry in the market, which to me is worry in the market. You have to be worried about something. You know the trade-off in Wall Street, right? You know the old phrase, you do this or you do that, you invest in this, you invest in that. Well, the trade-off in Wall Street is greed and fear. Those are the two things. Right now, people are scared of the market. I don’t know. I don’t know. There’s a company called Roth that has a small banking firm that’s very into solar. They say it’s going to grow but not as fast. This is growing real fast. Can’t say, can’t do anything about it. So we work on the things that are under our control.

Adam Gishen, CEO—Freedom Acquisition I Corp.:

I don’t have any questions coming in from the floor here on the screen. Okay, sorry. Here’s one. With the Fab stabilizing, how do you see scaling thereafter and what should be the incremental margin on the business?

T.J. Rodgers, Executive Chairman – Complete Solaria:

So what was the first part?

Adam Gishen, CEO—Freedom Acquisition I Corp.:

With the Fab stabilizing. So as your Fab stabilizes, how do you see the scaling of the business thereafter? So once you’ve fixed the production and the quality issues, how fast can the company scale?

T.J. Rodgers, Executive Chairman – Complete Solaria:

So scaling to $50 million, which is up 50% quarter on quarter is a huge growth rate. And even if we miss that, we’re going to grow rapidly. On the incremental margin, I’ll leave that one to Will.

Will Anderson, CEO—Complete Solaria:

Yeah, so I’ll just comment on both. We have a long history of very fast cycle times and getting our product through the production line, but what we didn’t, as T.J. highlighted, have is perfect quality. And if we fix that, we will be back to those rapid installation timeframes and PTO timeframes. And that’s the most important thing to our sales partners, the people who are bringing the orders in. And so the key to that is maintaining quality, improving quality, maintaining it so that we can get our cycle times down and that will attract the orders, and we’ll be able to continue to grow for years at the rates that you’ve seen. So with the added expertise and commitment to that from T.J. and the people that he’s brought on, we’re very excited about that.

Now, the second thing is how does that affect margins? We are currently experiencing rework loops throughout the Fab and that rework is expensive. It’s people, it’s overhead and it’s margin. And so the longer we have a project sitting on our books, the more it costs us and the lower our margins are. So it’s a virtuous cycle, improve the quality, speed up the cycle time, increase the orders and improve the margins.

Tidjane Thiam, Executive Chairman, Freedom Acquistion I Corp.:

If I can come in maybe, Tidjane here, adding something on the outlook. We are in a medium long term, very bullish on the residential solar market. We think it still has a long way to go. I think that you have whatever, 4,000,000 households with solar. Foreseen from Europe, the demand is very strong. Look at a country like France has just gone from 6,000 houses to 500,000. We think potential just in France is 4,000,000. So we see really growth everywhere. We think we have a differentiated panel. T.J, we haven’t mentioned it, but for us it’s an important part of the investment thesis. And with the added distribution that we have for a merger between Complete Solar and Solaria, we think that we can actually grow... That this company can grow faster than the market for quite a while. All the reasons that T.J. and Will mentioned, if we continue to execute this well. So we are cautiously optimistic on the market itself, but we are very bullish on the prospects for Complete Solaria.

Adam Gishen, CEO—Freedom Acquisition I Corp.:

Okay, two questions here and I’m conscious of time, but these are important questions. First of all, on module pricing, that’s been a feature of the market really over the past three months. Really maybe for Will, for Brian. How much more can module pricing come down and what’s the outlook again for the rest of the year here?

T.J. Rodgers, Executive Chairman – Complete Solaria:

Half of this company is the old Solaria and they sell panels. So their product goes to distribution and then people or installers go to distribution and pick up their panels. So I’m have been deeply involved in that. Chinese panels today sell for a little under 20 cents per watt. So a 400 watt panel times 20 cents is 80 bucks. That’s a no profit zone for everybody. That’s how the Chinese like to work. They starve you until you go away, and then their volume picks up and they make a little bit of money forever. That’s why we decided that the Complete Solaria model and the Complete Solaria CEO should run the combined entity.

And think about it. You buy something and the installer says, “What kind of panels do you want?” And the Solaria panels cost, let’s say 50 cents a watt, and the Chinese panels are 20 cents a watt plus a tariff. So let’s say the consumer pays 25 cents a watt. Well, do you want the Solaria panels for 50 cents a watt or the Chinese panels for 25? Well, what’s the difference? Why would I pay the extra money? Well, the answer is then you have to have more power per panel. The panels have to be aesthetically more pleasing, all black, they look good on your roof. And then you’ll get a fraction of the people who want to buy Cadillac instead of a Chevrolet buying your panels. That’s a tough market.

The Solaria model is quite different. They go into a home and they say, “What’s the utility bill?” “400 bucks a month.” “Okay, we can put this system on your house and your bill will go from 400 bucks a month to $380 a month or $360 a month.” “Well, how much will that cost me?” “Well, it won’t cost you anything out of pocket. We will get a loan for you. That’s that loan application path. We will get a loan for you and then you’ll pay a loan payment.” “Well, how much is that loan payment?” “Well, that loan payment will be, pick a number, $30 a month.” So the loan payment will be less than the amount you save on your utility bill. Now I probably picked bad numbers here, but the concept is not wrong.

So the choice of a consumer for Complete Solar, now Complete Solaria model is to have utility bill go down, pay nothing to put the panels on your house and have utility bill go down by more than your payment for your panels. And that’s a winning proposition. And guess what? They never ask the question, “How much do the panels cost per watt?” They don’t care about it. It’s like you buy a car and you look at the car and you decide what you want. And that car is $26,000 and that car is $29,000. Okay, and you make your call and nobody says, “Well, how much is the cost of steel?” “Well, iron ore has gone up and the union just struck,” and blah blah. Nobody gives a shit about steel costs. And that’s one of the things that’s wrong with the solar market where you do piece by piece.

The other thing is Solaria would go in and sell you panels. Well, what happens if you have a problem? Well, is it Solaria’s problem? Is it Enphase’s problem if you have an Enphase inverter on the back? Well, Enphase does take care of problems. They’re world-class at that and that’s why Jeff is here. But the point is, you have one number to call. “My system is not putting out the watts it’s supposed to put out. I read your app on my cell phone and your app said I got so many kilowatt-hours yesterday and it was a sunny day and I didn’t get enough hours.” Well, we’re on the hook for that.

So it’s what I called one-stop shopping. And the price of panels or inverters or whatever else you have to buy is not... Batteries are way more expensive than anything we’ve been talking about.

Doesn’t matter. You get a function and you pay a monthly bill for it, and if utility bill goes down by more than you pay, you say it’s a good deal for me. And that’s the model we’re moving the entire company to. But the panels, by the way, that have to be the best from the other side, we will get those panels for both sides. So in addition to selling the monthly payment argument, we’ll sell really good panels that are aesthetically pleasing and high wattage output.

And also, Solaria has installers to put their panels on all over and all those installers now can give orders to Complete Solaria. So there’s a new input. That’s one of the reasons I guess I failed to mention. I did say it earlier, but our bookings are going up because we have twice as big a salesforce right now.

Adam Gishen, CEO—Freedom Acquisition I Corp.:

Actually, maybe we could just push on that a little bit, T.J. There’s a question here around how the synergies are progressing between the two businesses, distribution synergies, sales synergies. So maybe you can say a little more around that, and I think with that we’ll probably wrap up as the last question.

T.J. Rodgers, Executive Chairman – Complete Solaria:

During my career at Cypress, my company acquired 26 other companies, including one acquisition when we acquired a company that was twice as big in revenue as we were, and we acquired companies that were all over the world. And as you might imagine, I had a spec for it. And that spec when printed out is six feet high. And it says how you investigate, how you calculate, how you look for return on investment on the thing, how you integrate two IT departments, how you integrate design and the integration process takes a year and it’s very complex.

They didn’t do any of that. We don’t have an integrated company and we’re going to have an integrated company. It is going to happen. By the way, Enphase has acquired five companies and Enphase uses the old Cypress integration spec, and they made it better. So I have access to an integration spec that is world-class. I’m not going to bring it in because the lecture I just gave, I could give a longer one. And how do you integrate two companies, not screw it up? So we’re just going to work together and make things happen. We made our choice for our CEO. We’re going to move on and make the two companies work together better.

Will Anderson, CEO—Complete Solaria:

If I can just add to that too. T.J, thank you. When T.J. and I first started talking about bringing these companies together, we were very focused on the revenue synergies. Well, Solaria has these installers that we can use for geographic expansion of the Complete model. We can sell services to the installers that come from Complete to the Solaria installers. And we were looking at all of the revenue synergies and opportunities, but I hope it’s clear from this presentation today that one of the things that was not visible to me at the time was the opportunity to significantly improve our own operations and internal workings on both sides of the company.

The amount of expertise and discipline and commitment to quality that’s coming from the Solaria side of the business and the investors and the board members that joined us from there is making us a better company. And that’s the key takeaway that I hope everybody on this call and everybody in this room can take away from this message, is that we know what our problems are. We’ve identified them and we are working on them. They’re not all solved, but we are making traction, we’re making progress. And as T.J. announced at the beginning of the call, just today, we went effective on our S-4 and we would invite and ask all of our employees, all of the investors that are on this call to join us on this journey so that we can achieve the potential of this company. Take a leadership position in this market. We have a long way to go. We know that, but we are committed to excellence and making that happen.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Is that it, Adam?

Adam Gishen, CEO—Freedom Acquisition I Corp.:

That is it. Thank you very much.

T.J. Rodgers, Executive Chairman – Complete Solaria:

Let me, questions, who’s got a question you want to ask? Normally they don’t want to stand up and risk getting ridiculed, but anybody want to ask a question they think that we haven’t answered? You should do that. It’s worth it. Okay, we’re done here.

Will Anderson, CEO—Complete Solaria:

Thank you everybody.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transaction. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom Acquisition I Corp. (“Freedom”) and Complete Solaria, Inc. (“Complete Solaria”) may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This communication may contain information relating to a proposed business combination between Freedom and Complete Solaria. In connection with the proposed transaction, Freedom has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on June 30, 2023 and which includes a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. The proxy statement/prospectus will be mailed to shareholders as of the record date established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement/prospectus pertaining to the proposed transaction at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.